Exhibit 99.1

PRESS RELEASE

Calgary, July 10, 2017

4 pages

Repsol Oil & Gas Canada Inc. Announces Final Results of Consent Solicitations and Debt Tender Offers

CALGARY, Alberta, July 10, 2017— Repsol Oil & Gas Canada Inc. (formerly known as Talisman Energy Inc.), a Canadian-based upstream oil and gas company (the “Company”), announced today the final results of its previously announced solicitations of consents (the “Consent Solicitations”) from holders of its outstanding

•                  7.75% Senior Notes due 2019 (CUSIP No. 87425E AL7 and ISIN No. US87425EAL74) (the “2019 Notes”),

•                  3.75% Senior Notes due 2021 (CUSIP No. 87425E AM5 and ISIN No. US87425EAM57) (the “2021 Notes”),

•                  5.85% Senior Notes due 2037 (CUSIP No. 87425E AJ2 and ISIN No. US87425EAJ29) (the “2037 Notes”),

•                  6.25% Senior Notes due 2038 (CUSIP No. 87425E AK9 and ISIN No. US87425EAK91) (the “2038 Notes”),

•                  5.50% Senior Notes due 2042 (CUSIP No. 87425E AN3 and ISIN No. US87425EAN31) (the “2042 Notes”),

•                  5.75% Senior Notes due 2035 (CUSIP No. 87425E AH6 and ISIN No. US87425EAH62) (the “2035 Notes”) and

•                  7.25% Debentures due 2027 (CUSIP No. 87425E AE3 and ISIN No. US87425EAE32) (the “2027 Debentures” and together with the 2019 Notes, the 2021 Notes, the 2037 Notes, the 2038 Notes, the 2042 Notes and the 2035 Notes, the “Notes”; and each, a “series of Notes”)

for amendments (the “Amendments”) to certain provisions of the indentures governing the Notes (the “Indentures”), and the final results of its tender offers to purchase for cash (the “Tender Offers” and each a “Tender Offer”) any and all of the outstanding Notes.

The following table summarizes, with respect to each series of Notes, (1) the aggregate principal amount of Notes in respect of which consents were validly delivered without tendering the related Notes, (2) the aggregate principal amount of Notes validly tendered (and in respect of which a consent was thereby validly delivered) and (3) the total of the aggregate principal amount of Notes in respect of which consents were validly delivered without tendering the related Notes or by validly tendering Notes, in each case as of 12:00 midnight, New York City time, on July 7, 2017 (the “Expiration Time”).

In accordance with the terms and conditions of the Consent Solicitations and Tender Offers, revocation rights with respect to the consents and withdrawal rights with respect to the Notes expired on 5:00 p.m., New York City time, on June 22, 2017. Accordingly, consents and Notes delivered and tendered may not be revoked or withdrawn.

Title Security	CUSIP Number	ISIN Number	Principal Amount of Notes in respect of which Consents were Delivered without Tendering Related Notes (Percentage of Series)	Principal Amount of Notes Tendered (and Consents Thereby Delivered) (Percentage of Series)	Total Principal Amount of Notes in respect of which Consents were Delivered (Percentage of Series)
2006 Indenture
7.75% Senior Notes due 2019	87425E AL7	US87425EAL74	U.S.$311,817,000 (85.68%)	U.S.$4,012,000 (1.10%)	U.S.$315,829,000 (86.78%)
3.75% Senior Notes due 2021	87425E AM5	US87425EAM57	U.S.$208,248,000 (86.51%)	U.S.$4,085,000 (1.70%)	U.S.$212,333,000 (88.21%)
5.85% Senior Notes due 2037	87425E AJ2	US87425EAJ29	U.S.$95,894,000 (73.12%)	U.S.$28,879,000 (22.02%)	U.S.$124,773,000 (95.14%)
6.25% Senior Notes due 2038	87425E AK9	US87425EAK91	U.S.$105,350,000 (88.67%)	U.S.$3,655,000 (3.08%)	U.S.$109,005,000 (91.75%)
5.50% Senior Notes due 2042	87425E AN3	US87425EAN31	U.S.$42,927,000 (44.40%)	U.S.$39,720,000 (41.08%)	U.S.$82,647,000 (85.48%)
2005 Indenture
5.75% Senior Notes due 2035	87425E AH6	US87425EAH62	U.S.$80,925,000 (90.43%)	U.S.$1,960,000 (2.19%)	U.S.$82,885,000 (92.62%)
1997 Indenture
7.25% Debentures due 2027	87425E AE3	US87425EAE32	U.S.$47,447,000 (87.12%)	U.S.$4,082,000 (7.49%)	U.S.$51,529,000 (94.61%)

As of 5:00 p.m., New York City time, on June 22, 2017 (the “Consent/Early Tender Deadline”), the consents received from holders of Notes of each series exceeded the amount needed to adopt the Amendments to each of the Indentures. Accordingly, on June 23, 2017, the Company, Repsol S.A., a sociedad anónima organized in Spain, and the relevant trustee under each Indenture executed a supplemental indenture to each Indenture effecting the Amendments (each a “Supplemental Indenture”). Each Supplemental Indenture became operative on the initial settlement date (the “Initial Settlement Date”), which took place on June 27, 2017. Each Supplemental Indenture amended the reporting covenant and eliminated the merger covenant in the relevant Indenture, as well as made certain other related changes.

Holders that validly delivered consents at or prior to the Consent/Early Tender Deadline without tendering the related Notes received the Consent Only Payment of U.S.$2.50 per U.S.$1,000 principal amount of Notes (the “Consent Only Payment”) as to which they delivered (and did not revoke) such consents on the Initial Settlement Date.

Holders that validly tendered their Notes and thereby delivered the related consents at or prior to the Consent/Early Tender Deadline received on the Initial Settlement Date in respect of Notes accepted for purchase the applicable Total Consideration of U.S.$1,087.50 for each U.S.$1,000 principal amount of 2019 Notes, U.S.$1,000.00 for each U.S.$1,000 principal amount of 2021 Notes, U.S.$1,000.00 for each U.S.$1,000 principal amount of 2037 Notes, U.S.$1,000.00 for each U.S.$1,000 principal amount of 2038 Notes, U.S.$955.00 for each U.S.$1,000 principal amount of 2042 Notes, U.S.$960.00 for each U.S.$1,000 principal amount of 2035 Notes and U.S.$1,135.00 for each U.S.$1,000 principal amount of 2027 Debentures (the “Total Consideration”), plus accrued and unpaid interest from the applicable last interest payment date to, but not including, the Initial Settlement Date. Such holders did not receive the Consent Only Payment.

Each Tender Offer expired at the Expiration Time. Holders that validly tendered their Notes after the Consent/Early Tender Deadline but at or prior to the Expiration Time will be eligible to receive in respect of Notes accepted for purchase the applicable Tender Offer Consideration of U.S.$1,057.50 for each U.S.$1,000 principal amount of 2019 Notes, U.S.$970.00 for each U.S.$1,000 principal amount of 2021 Notes, U.S.$970.00 for each U.S.$1,000 principal amount of 2037 Notes, U.S.$970.00 for each U.S.$1,000 principal amount of 2038 Notes, U.S.$925.00 for each U.S.$1,000 principal amount of 2042 Notes, U.S.$930.00 for each U.S.$1,000 principal amount of 2035 Notes and U.S.$1,105.00 for each U.S.$1,000 principal amount of 2027 Debentures, plus accrued and unpaid interest from the applicable last interest payment date to, but not including, the final settlement date, on the final settlement date, which is expected to be July 12, 2017. Such holders will not receive the Consent Only Payment.

The Consent Solicitations and the Tender Offers were made on the terms and subject to the conditions set forth in the Consent Solicitation Statement and Offer to Purchase dated June 9, 2017 (the “Consent Solicitation Statement and Offer to Purchase”), and related consent and letter of transmittal.

This press release is not a solicitation of consents with respect to the Amendments or any Notes. In addition, this press release is neither an offer to purchase nor a solicitation of an offer to sell any Notes. The Consent Solicitations and the Tender Offers were made only pursuant to the Consent Solicitation Statement and Offer to Purchase and related consent and letter of transmittal, copies of which were delivered to holders of the Notes. Persons with questions regarding the Consent Solicitations and the Tender Offers should contact the solicitation agents and dealer managers, Barclays Capital Inc. at (800) 438-3242 (U.S. toll free), (212) 528-7581 (collect) or +44 20 3134 8515 (international) and Merrill Lynch, Pierce, Fenner & Smith Incorporated at (888) 292-0070 (U.S. toll free), (980) 387-2907 (collect) or +44 20 7996 5420 (international) or the information agent, tabulation agent and tender agent D.F. King & Co., Inc., at (212) 269-5550 (banks and brokers) or (800) 499-8541 (toll-free) or email at repsol@dfking.com.

About Repsol Oil & Gas Canada Inc.

Repsol Oil & Gas Canada Inc. is an upstream oil and gas company, incorporated in Canada and is a wholly-owned subsidiary of the Spanish integrated energy company Repsol, S.A.

Forward-Looking Statements

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”). This forward-looking information includes, among others, statements regarding the terms and timing for completion of the Consent Solicitations and the Tender Offers.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to risks related to the timing for consummation of the Consent Solicitations and the Tender Offers.

The above-mentioned risk factors are not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in the Company’s most recent Annual Information Form, dated February 23, 2017 (included in the Company’s Annual Report on Form 40-F, dated February 23, 2017), and Restated Management’s Discussion and Analysis, dated May 12, 2017 (included in the Company’s Annual Report on Form 40-F/A, dated May 12, 2017) and Interim Management’s Discussion and Analysis dated May 12, 2017 (included in the Company’s Report of Foreign Private Issuer on Form 6-K, dated May 12, 2017). In addition, information is available in the Company’s other reports on file with the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

FOR FURTHER INFORMATION PLEASE CONTACT:

34 917 538 100

34 917 538 000

34 913 489 000 (Fax)

www.repsol.com